                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) and AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 1)/1/


                             Frederick Brewing Co.
________________________________________________________________________________
                               (Name of Issuer)


                   Common Stock, par value $.0004 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  355673-10-4
        _______________________________________________________________
                                (CUSIP Number)

                    Snyder International Brewing Group, LLC
                              1101 Center Street
                             Cleveland, Ohio 44113

                                with a copy to:

                            Patrick J. Leddy, Esq.
                          Jones, Day, Reavis & Pogue
                              901 Lakeside Avenue
                             Cleveland, Ohio 44114
                                (216) 586-3939
________________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 15, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule d-1(g), check the following box [_].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
      See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 3 Pages)

---------------------------
/1/ The remainer of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 1 amends the Statement on Schedule 13D ("Schedule 13D") filed with the U.S. Securities and Exchange Commission on September 2, 1999 by Snyder International Brewing Group, LLC ("SIBG").

This Amendment relates to the Common Stock, $.0004 par value per share (the "Company Common Stock"), of Frederick Brewing Co., a Maryland corporation (the "Company"). The principal office of the Company is at 4607 Wedgewood Boulevard, Frederick, Maryland 21703.

ITEM 4.  PURPOSE OF TRANSACTION.

Subparts (a), (b), (h) and (i) of Item 4 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) SIBG may acquire additional shares or, upon compliance with applicable securities laws, may dispose of any shares of Company Common Stock currently owned by SIBG at any time in the open market or otherwise. In addition, SIBG is exploring possible transactions involving the Company, including, among others,
(i) a merger of SIBG and the Company in which SIBG would obtain additional shares of Company Common Stock in exchange for some or all of SIBG's brewing assets or (ii) a going private transaction in which SIBG purchases all of the outstanding capital stock of the Company. The evaluation of these possible transactions is at a preliminary stage and no assurance can be given as to when or if any such transaction will occur and if it occurs, no assurance can be given as to form or terms of the transaction.

(b), (h) and (i) SIBG is exploring possible transactions involving the Company, including, among others, (i) a merger of SIBG and the Company in which SIBG would obtain additional shares of Company Common Stock in exchange for some or all of SIBG's brewing assets or (ii) a going private transaction in which SIBG purchases all of the outstanding capital stock of the Company. The evaluation of these possible transactions is at a preliminary stage and no assurance can be given as to when or if any such transaction will occur and if it occurs, no assurance can be given as to form or terms of the transaction.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 1999


                                   SNYDER INTERNATIONAL BREWING GROUP, LLC



                                   By: /s/ C. David Snyder
                                       --------------------------------------
                                        Name:  C. David Snyder
                                        Title: Chairman and CEO

                                       3